(1) This statement is being filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GSUIG,L.L.C. ("GSUIG", and together with GS Group and Goldman Sachs, the "Reporting Persons"). Goldman Sachs is a wholly-owned subsidiary of GS Group. Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

(2) Goldman Sachs beneficially owns directly, and GS Group may be deemed to beneficially own indirectly, 28,184 shares of common stock, par value $0.01 per share (the "Common Stock"), of AMN Healthcare Services, Inc. (the "Company"). Goldman Sachs and GS Group may be deemed to beneficially own indirectly 3,012,454 shares of Common Stock by reason of the direct beneficial ownership of such shares by GSUIG. GS Group is the sole member of GSUIG and Goldman Sachs serves as the investment manager for GSUIG. Goldman Sachs also holds open short positions of 365,889 shares of Common Stock. The increase in Goldman Sachs' short position is the result of a change of its information barriers as a result of an internal reorganization.

(3) Each Restricted Stock Unit represents a contingent right to receive one share of Common Stock.

(4) GS Group may be deemed to beneficially own 2,071 shares of the Company's Common Stock underlying Restricted Stock Units that were granted to Martin Chavez, a former managing director of Goldman Sachs in his capacity as a director of the Company, pursuant to the AMN Healthcare Equity Plan. The 2,071 Restricted Stock Units vested on April 12, 2011. Mr. Chavez resigned from the Company's board of directors on April 12, 2011 and the 2,071 shares of Common Stock underlying the vested Restricted Stock Units settled on April 12, 2011 following his resignation without the payment of any consideration. Any remaining Restricted Stock Units that had not vested are no longer elgible for vesting or Common Stock delivery. Mr. Chavez has an understanding with GS Group pursuant to which such Restricted Stock Units and shares of Common Stock are held for the sole benefit of GS Group.